SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Robbins & Myers, Inc.

(Name of Subject Company (Issuer))

Robbins & Myers, Inc.

(Name of Filing Person (Offeror))

6.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003 (Title of Class of Securities)	770196AA1001 (CUSIP Number of Class of Securities)

Kevin J. Brown

Vice President and Chief Financial Officer
Robbins & Myers, Inc.
1400 Kettering Tower
Dayton, Ohio 45423
(937) 225-3317
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Joseph M. Rigot

Thompson Hine LLP
2000 Courthouse Plaza, N.E.
10 West Second Street
Dayton, Ohio 45402
(937) 443-6586

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$40,000,000	$3,680.00

*	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $40,000,000 in principal amount of the 6.5% Convertible Subordinated Notes due 2003 (the “Existing Notes”) that are subject to the Exchange Offer. The value of the Existing Notes is based on the only recorded sale of the Existing Notes on the New York Stock Exchange on December 31, 2002, which was $100.00.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated at the rate of $92.00 per million.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Statement”) is being filed by Robbins & Myers, Inc., an Ohio corporation (“Robbins & Myers”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to issue 8.0% Convertible Subordinated Notes due 2008 (the “New Notes”) in the principal amount of $40,000,000 in exchange for an equal principal amount of 6.5% Convertible Subordinated Notes due 2003 (the “Existing Notes”), upon the terms and subject to the conditions set forth in the Offering Circular, dated January 8, 2003 (the “Offering Circular”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Exchange Offer”). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement.

Item 1.     Summary Term Sheet

      The information set forth in the section of the Offering Circular entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.     Subject Company Information

      (a) Name and Address. The issuer of the securities subject to the Exchange Offer is Robbins & Myers, Inc., an Ohio corporation. The principal executive offices of Robbins & Myers are located at 1400 Kettering Tower, Dayton, Ohio 45423. The telephone number at Robbins & Myers’ principal executive offices is (937) 222-2610.

      (b) Securities. The subject class of securities is the 6.5% Convertible Subordinated Notes due 2003 of Robbins & Myers. As of the date of this Statement, there were outstanding $59,691,000 in principal amount of the Existing Notes.

      (c) Trading Market and Price. The information set forth in the sections of the Offering Circular entitled “Market for the Existing Notes” and “Market for the Common Shares; Dividend Policy” is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person

      (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The filing person is the issuer of the securities subject to the Exchange Offer.

      Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or officers and/or controlling persons of Robbins & Myers:

Maynard H. Murch IV	Chairman of the Board
Gerald L. Connelly	President, Chief Executive Officer and Director
Kevin J. Brown	Vice President and Chief Financial Officer
Milton M. Hernandez	Group Vice President and President, Robbins & Myers Europe
Karl H. Bergmann	Vice President and Vice President-Operations, Robbins & Myers Europe
Hugh E. Becker	Vice President, Investor Relations and Human Resources
Albert L. Raiteri	Treasurer
Thomas J. Schockman	Corporate Controller
Joseph M. Rigot	Secretary and General Counsel
Robert J. Kegerreis	Director
Thomas P. Loftis	Director
William D. Manning	Director
Jerome F. Tatar	Director
John N. Taylor, Jr.	Director

      The address of each person listed above is c/o Robbins & Myers, Inc., 1400 Kettering Tower, Dayton, Ohio 45423, and each such person’s telephone number is (937) 222-2610.

      M.H.M. & Co., Ltd. is an Ohio limited partnership that owns approximately 20.1% of the outstanding Common Shares of Robbins & Myers. The address of M.H.M. & Co., Ltd. is 830 Hanna Building, Cleveland, Ohio 44115.

Item 4.     Terms of the Transaction

      (a) Material Terms. The information set forth in the sections of the Offering Circular entitled “Summary Term Sheet,” “Certain United States Federal Income Tax Considerations,” “Pro Forma Effect of the Exchange Offer,” “The Exchange Offer,” “Description of the New Notes,” “Comparison of the Existing Notes and the New Notes” and “Description of the Common Shares” is incorporated herein by reference.

      (b) Purchases. The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities — The Existing Notes” is incorporated herein by reference.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

      (e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities” is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals

      (a) Purposes. The information set forth in the section of the Offering Circular entitled “Summary Term Sheet — Why is Robbins & Myers making the Exchange Offer?” is incorporated herein by reference.

      (b) Use of Securities Acquired. The information set forth in the section of the Offering Circular entitled “The Exchange Offer — Use of Securities Acquired” is incorporated herein by reference.

      (c) Plans. The information set forth in the sections of the Offering Circular entitled “Summary Term Sheet” and “Pro Forma Effect of the Exchange Offer” is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration

      (a) Source of Funds. The information set forth in the section of the Offering Circular entitled “The Exchange Offer — Expenses” is incorporated herein by reference.

      (b) Conditions. The information set forth in the section of the Offering Circular entitled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

      (d) Borrowed Funds. Robbins & Myers will not borrow funds or consideration for the purpose of the Exchange Offer.

Item 8.     Interest in Securities of the Subject Company

      (a) Securities Ownership. The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities — The Existing Notes” is incorporated herein by reference.

      (b) Securities Transactions. Not applicable.

Item 9.     Persons/Assets, Retained, Employed, Compensated or Used

      (a) Solicitations or Recommendations. The information set forth in the section of the Offering Circular entitled “The Exchange Offer — Solicitation” is incorporated herein by reference.

Item 10.     Financial Statements

      (a) Financial Information. The following financial statements and financial information are incorporated herein by reference:

(1) the audited consolidated financial statements of Robbins & Myers set forth in its Annual Report on Form 10-K for the fiscal year ended August 31, 2002;

(2) the unaudited consolidated condensed financial statements of Robbins & Myers set forth in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002; and

(3) the information set forth in the sections of the Offering Circular entitled “Selected Consolidated Financial Information” and “Pro Forma Effect of the Exchange Offer.”

      Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Circular entitled “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC.”

      (b) Pro Forma Information. The information set forth in the section of the Offering Circular entitled “Pro Forma Effect of the Exchange Offer” is incorporated herein by reference.

Item 11.     Additional Information

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the section of the Offering Circular entitled “Agreements Relating to Our Securities” is incorporated herein by reference.

(2) The information set forth in the section of the Offering Circular entitled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(3) None.

(4) None.

(5) None.

      (b) Other Material Information. The information set forth in the Offering Circular and Letter of Transmittal is hereby incorporated by reference.

Item 12.     Exhibits

Exhibit
Number	Description

(a)(1)	Offering Circular, dated January 8, 2003.
(a)(2)	Letter of Transmittal, dated January 8, 2003.
(a)(3)	Notice of Guaranteed Delivery, dated January 8, 2003.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 8, 2003.
(a)(5)	Letter to Clients, dated January 8, 2003.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Robbins & Myers, Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and incorporated herein by reference.
(a)(8)	Robbins & Myers, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002 filed with the Securities and Exchange Commission on January 8, 2003 and incorporated herein by reference.
(a)(9)	Press Release, dated January 8, 2003.
(d)(1)	Indenture, dated September 1, 1996, relating to the 6.5% Convertible Subordinated Notes due 2003, by and between Robbins & Myers, Inc. and Star Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K of Robbins & Myers, Inc. for the fiscal year ended August 31, 1996).
(d)(2)	Form of Indenture relating to the 8.0% Convertible Subordinated Notes due 2008, to be entered into by and between Robbins & Myers, Inc. and U.S. Bank National Association, as Trustee.
(d)(3)	Second Amended and Restated Credit Agreement, dated January 9, 2002, among Robbins & Myers, Inc., the Lenders name therein, Bank One, N.A., as Administrative Agent and Issuing Bank, Harris Trust and Savings Bank, as Co-Syndication Agent, Wachovia Bank, N.A., as Co-Syndication Agent, and Bank of Nova Scotia, as Documentation Agent and Issuing Bank (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Robbins & Myers, Inc. for the quarterly period ended November 30, 2001).

Exhibit
Number	Description

(d)(4)	Amended No. 1, dated as of September 27, 2002, to the Second Amended and Restated Credit Agreement dated January 9, 2002 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Robbins & Myers, Inc. dated October 2, 2002).
(d)(5)	Pledge and Security Agreement between Robbins & Myers, Inc. and Bank One, Dayton, N.A., dated November 26, 1996 (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 10-K of Robbins & Myers, Inc. for the fiscal year ended August 31, 1996).
(d)(6)	Form of $100 million senior note agreement dated May 1, 1998 (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Robbins & Myers, Inc. for the quarterly period ended May 31, 1998).
(d)(7)	Salary Continuation Agreement between Robbins & Myers, Inc. and Gerald L. Connelly, dated February 19, 1999 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Robbins & Myers, Inc. for the quarterly period ended February 28, 1999).

Item 13.     Information Required by Schedule 13E-3

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBBINS & MYERS, INC.

By:	/s/ GERALD L. CONNELLY

Gerald L. Connelly
President and Chief Executive Officer

Dated: January 8, 2003

EXHIBITS

Exhibit
Number	Description

(a)(1)	Offering Circular, dated January 8, 2003.
(a)(2)	Letter of Transmittal, dated January 8, 2003.
(a)(3)	Notice of Guaranteed Delivery, dated January 8, 2003.
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 8, 2003.
(a)(5)	Letter to Clients, dated January 8, 2003.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Robbins & Myers, Inc. Annual Report on Form 10-K for the fiscal year ended August 31, 2002 filed with the Securities and Exchange Commission on November 19, 2002 and incorporated herein by reference.
(a)(8)	Robbins & Myers, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2002 filed with the Securities and Exchange Commission on January 8, 2003 and incorporated herein by reference.
(a)(9)	Press Release, dated January 8, 2003.
(d)(1)	Indenture, dated September 1, 1996, relating to the 6.5% Convertible Subordinated Notes due 2003, by and between Robbins & Myers, Inc. and Star Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K of Robbins & Myers, Inc. for the fiscal year ended August 31, 1996).
(d)(2)	Form of Indenture relating to the 8.0% Convertible Subordinated Notes due 2008, to be entered into by and between Robbins & Myers, Inc. and U.S. Bank National Association, as Trustee.
(d)(3)	Second Amended and Restated Credit Agreement, dated January 9, 2002, among Robbins & Myers, Inc., the Lenders name therein, Bank One, N.A., as Administrative Agent and Issuing Bank, Harris Trust and Savings Bank, as Co-Syndication Agent, Wachovia Bank, N.A., as Co-Syndication Agent, and Bank of Nova Scotia, as Documentation Agent and Issuing Bank (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Robbins & Myers, Inc. for the quarterly period ended November 30, 2001).
(d)(4)	Amended No. 1, dated as of September 27, 2002, to the Second Amended and Restated Credit Agreement dated January 9, 2002 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of Robbins & Myers, Inc. dated October 2, 2002).
(d)(5)	Pledge and Security Agreement between Robbins & Myers, Inc. and Bank One, Dayton, N.A., dated November 26, 1996 (incorporated by reference to Exhibit 4.3 of the Annual Report on Form 10-K of Robbins & Myers, Inc. for the fiscal year ended August 31, 1996).
(d)(6)	Form of $100 million senior note agreement dated May 1, 1998 (incorporated by reference to Exhibit 4.1 of the Quarterly Report on Form 10-Q of Robbins & Myers, Inc. for the quarterly period ended May 31, 1998).
(d)(7)	Salary Continuation Agreement between Robbins & Myers, Inc. and Gerald L. Connelly, dated February 19, 1999 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of Robbins & Myers, Inc. for the quarterly period ended February 28, 1999).